                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.   20549

                          __________________________

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                           BAXTER INTERNATIONAL INC.
--------------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)


Delaware                                                36-0781620
------------------------------------------------------------------------------------------------------
(State of Incorporation or Organization)                (IRS Employer Identification No.)


One Baxter Parkway, Deerfield, Illinois                 60015
------------------------------------------------------------------------------------------------------
(Address of principal executive offices)                (Zip Code)


If this form relates to the registration of a class     If this form relates to the registration of a
of securities pursuant to Section 12(b) of the          class of securities pursuant to Section 12(g)
Exchange Act and is effective pursuant to General       of the Exchange Act and is effective pursuant
Instruction A.(c), please check the following           to General Instruction A.(d), please check the
box. [X]                                                following box. [ ]

Securities Act registration statement file number to which this form relates:     N/A
                                                                             ---------------
                                                                             (if applicable)
Securities to be registered pursuant to Section 12(b) of the Act

                                                        Name of each exchange
Title of each class                                     on which each class is
to be so registered                                     to be registered
-------------------                                     ----------------------

Preferred Stock Purchase Rights                         New York Stock Exchange
(Pursuant to Rights Agreement                           Pacific Exchange, Inc.
dated as of December 9, 1998).                          Chicago Stock Exchange, Incorporated


Securities to be registered pursuant to section 12(g) of the Act:

                                     NONE
--------------------------------------------------------------------------------
                               (Title of Class)

Item 1.  Description of Securities To Be Registered.

On November 17, 1998, the Board of Directors of Baxter International Inc. (the "Company") authorized and declared a dividend distribution of one Right for each outstanding share of the Company's common stock, par value $1 per share ("Common Stock"). The distribution is payable to the stockholders of record at the close of business on March 12, 1999. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of a series of the Company's preferred stock designated as Series B Junior Participating Preferred Stock ("Preferred Stock") at a price of $275 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), other than as a result of repurchases of stock by the Company, or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (Chicago time) on March 23, 2009 (the "Expiration Date"), unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

In the event that a Person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair and not inadequate and to otherwise be in the best interests of the Company and its stockholders after receiving advice from one or more investment banking firms (a "Qualified Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of a Person becoming an Acquiring Person other than pursuant to a Qualified Offer, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following a Person becoming an Acquiring Person other than pursuant to a Qualified Offer until such time as the Rights are no longer redeemable by the Company as set forth below.

For example, at an exercise price of $275 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Person becoming an Acquiring Person other than pursuant to a Qualified Offer would entitle its holder to purchase $550 worth of Common Stock (or other consideration, as noted above) for $275. Assuming that the Common Stock had a per share value of $100 at such time, the holder of each valid Right would be entitled to purchase 5.5 shares of Common Stock for $275.

In the event that, on or at any time after a Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer) or (ii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value (determined as provided in the Rights Agreement) of two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

At any time up to and including the tenth business day after a Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

At any time after a person or group becomes an Acquiring Person and before the Acquiring Person acquires fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by the Acquiring Person which have become void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not result in the recognition of taxable income by stockholders or the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen (A) the time period relating to when the Rights may be redeemed at such time as the Rights are not redeemable, or (B) any other time period unless such change is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights.

As of December 31, 1998, there were 286,329,110 shares of Common Stock of the Company issued and outstanding and 4,919,141 shares of Common Stock of the Company in the treasury.

As of December 31, 1998, options to purchase 18,325,140 shares of Common Stock were outstanding.

Each share of Common Stock of the Company outstanding at the close of business on March 12, 1999, will receive one Right. So long as the Rights are attached to the Common Stock, one Right (as such number may be adjusted pursuant to the provisions of the Rights Agreement) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future. In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company. Three million five hundred thousand (3,500,000) shares of Preferred Stock are initially reserved for issuance upon exercise of the Rights.

The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a price that is fair and not inadequate and otherwise in the best interest of the Company and its stockholders. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten days following the Stock Acquisition Date redeem all, but not less than all, of the then outstanding Rights at the Redemption Price.

In addition, certain provisions of the Company's Restated Certificate of Incorporation may have anti-takeover effects. The Restated Certificate of Incorporation provides, among other things, (i) for a classified Board of Directors divided into three classes and (ii) stockholder action only at a stockholders' meeting and not by written consent.

In addition, the bylaws of the Company provide, among other things, that stockholders wishing to nominate a director at an annual meeting or at a special meeting called for the purpose of electing directors give advance written notice of such nomination (i) in the case of an annual meeting, not less than sixty days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever occurs first. The bylaws also provide that special meetings of stockholders may only be called by the Chairman of the Board of Directors, the Chief Executive Officer or the Corporate Secretary or by resolution of the directors.

The Rights Agreement, dated as of December 9, 1998, between the Company and First Chicago Trust Company of New York, as Rights Agent, specifying the terms of the Rights is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

Item 2.  Exhibits.
Rights Agreement, dated as of December 9, 1998, between Baxter International Inc. and First Chicago Trust Company of New York, as Rights Agent, including the Form of Certificate of Designation attached thereto as Exhibit A, the Form of Rights Certificate attached thereto as Exhibit B and the Summary of Rights to Purchase Preferred Stock attached thereto as Exhibit C.



                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  February 23, 1999              BAXTER INTERNATIONAL INC.


                                       By: /s/ Jan Stern Reed
                                           ------------------------------
                                           Jan Stern Reed
                                           Corporate Secretary and
                                           Assistant General Counsel

                                 EXHIBIT INDEX

Item      Exhibits
1 Rights Agreement, dated as of December 9, 1998, between Baxter International Inc. and First Chicago Trust Company of New York, as Rights Agent, including the Form of Certificate of Designation attached thereto as Exhibit A, the Form of Rights Certificate attached thereto as Exhibit B and the Summary of Rights to Purchase Preferred Stock attached thereto as Exhibit C. (Incorporated by reference to Exhibit 10 to Registrant's Current Report on Form 8-K, file no. 1-4448).